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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934*

                       DAVID'S BRIDAL, INC.
                         Name of Issuer)

              Common Stock, Par Value $.01 per Share
             ________________________________________
                  (Title of Class of Securities)

                            238576102
             ________________________________________
                          (CUSIP Number)

                    Richard A. Brickson, Esq.
                The May Department Stores Company
                         611 Olive Street
                  St. Louis, Missouri 63101-1799
                          (314) 342-6423
             ________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           July 3, 2000
             ________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment


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containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                           SCHEDULE 13D
CUSIP NO. 238576102

     1    Name of Reporting Person/I.R.S. Identification No. of Above
          Person
                    THE MAY DEPARTMENT STORES COMPANY
_________________________________________________________________
     2.   Check the Appropriate Box If a Member of a Group*

                    (a) / /
                    (b) / /
_________________________________________________________________
     3.   SEC Use Only

_________________________________________________________________
     4.   Source of Funds*
                    WC, OO
_________________________________________________________________
     5.   Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant to Items 2(d) or 2(e)
                    / /
_________________________________________________________________
     6.   Citizenship or Place of Organization
                    Delaware
_________________________________________________________________
                                   7.   Sole Voting Power
                                             None
                      NUMBER OF         ________________________________________
                       SHARES      8.   Shared Voting Power
                    BENEFICIALLY        7,314,686
                      OWNED BY          _______________________________________
                       EACH        9.   Sole Dispositive Power
                     REPORTING               None
                      PERSON            _______________________________________
                      WITH         10.  Shared Dispositive Power
                                        7,314,686
_________________________________________________________________
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               7,314,686
_________________________________________________________________
     12.  Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
          / /
_________________________________________________________________

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     13.  Percent of Class Represented by Amount in Row (11)
              37.6%
_________________________________________________________________
     14.  Type of Reporting Person*
              CO
_________________________________________________________________
*See Instructions Before Filling Out!







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     This Statement on Schedule 13D (the "Schedule 13D") relates to the Agreement and Plan of Merger dated July 3, 2000 (the "Merger Agreement") by and among The May Department Stores Company, a Delaware corporation ("May"), Alpha Omega Acquisition, Inc., a Florida corporation and a wholly owned subsidiary of May, and David's Bridal, Inc., a Florida corporation ("David's Bridal"). Pursuant to the Merger Agreement, Alpha Omega Acquisition, Inc. commenced a tender offer to purchase all of the outstanding shares of David's Bridal at a price of $20.00 per share, net to the seller in cash. Following the tender offer, Alpha Omega Acquisition, Inc. will merge with and into David's Bridal, with David's Bridal surviving the merger as a wholly owned subsidiary of May. In the merger, each share of David's Bridal common stock outstanding immediately prior to the effective time of the merger (other than shares owned by May or any subsidiary of May as a result of the tender offer, and other than shares held by shareholders properly exercising dissenters' rights) will be converted into the right to receive $20.00 per share in cash or any greater per share price paid in the tender offer in cash, without interest. The Merger Agreement has been filed as Exhibit 99(d)(1) to May's Schedule TO, filed with the SEC on July 10, 2000 and is incorporated herein by reference.
The Offer to Purchase setting forth the terms of the tender offer has been filed as Exhibit 99(a)(1) to May's Schedule TO, filed on July 10, 2000 and is incorporated herein by reference.

This Schedule 13D also relates to the Shareholder Agreements, dated July 3, 2000, between May and the following David's Bridal shareholders: Clipper/Merchant Partners, L.P., Clipper Equity Partners I, L.P., Clipper/Merban, L.P., Clipper Capital Associates, L.P., Clipper/European Re, L.P., Gary Erlbaum, Erlbaum Family L.P., Trust of S. H. Erlbaum, Adam Erlbaum Trust, Michael Erlbaum, MCE Family Limited Partnership, Steven Erlbaum, Robert Huth, Steven Sidewater, Grantor Retained Annuity Trust of Steven J. Sidewater, SPWJ Associates, L.P., Wendy Sidewater Trust, Peter Sidewater Trust and Nancy Sidewater Trust (collectively, the "Shareholder Agreements"). Pursuant to the Shareholder Agreements, each shareholder agreed, among other things, to tender 90% of his/its shares in the tender offer, to irrevocably appoint May or any designee of May its proxy to vote 90% of his/its shares in favor of the merger and to irrevocably grant to May an option to purchase 90% of his/its shares at the same purchase per share provided for in the Merger Agreement. The form of Shareholder Agreement entered into with each of the
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listed shareholders is attached hereto as Exhibit 7.1.  The form includes a schedule that sets forth the name, notice address and shares for each shareholder.

Item 1.   Security And Issuer.

     This Schedule 13D relates to the common stock, par value
$.01 per share, of David's Bridal. David's Bridal's principal executive office is located at 1001 Washington Street, Conshohocken, Pennsylvania 19428.

Item 2.   Identity And Background.

     (a)-(c), (f) The May Department Stores Company is a Delaware corporation. Its principal business address and its principal executive office is at 611 Olive Street, St. Louis, Missouri 63101. All executive officers and directors of May are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

     (d)-(e) During the last five years neither May nor, to the best of its knowledge, any of its executive officers and directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations or, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The information set forth in Sections 3.1 ("Conversion of Shares") and 3.2 ("Exchange of Certificates") of the Merger Agreement, in Section 9 ("Source and Amount of Funds") in the Offer to Purchase, and in Section 10 of each of the Shareholder Agreements is incorporated herein by reference.



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Item 4.   Purpose of the Transaction.

     (a)-(j) The purpose of the Merger Agreement is for May to acquire the entire equity interest in David's Bridal. The Shareholder Agreements were entered into in connection with the execution of the Merger Agreement as an inducement to May to enter into the Merger Agreement. The information set forth in
Article 2 ("The Merger"), Section 6.1 ("Interim Operations of the Company"), and Section 6.4 ("Election") of the Merger Agreement and in Section 11 (The Merger Agreement; Other Arrangements") and
Section 12 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 5.   Interest in the Securities of the Issuer.

     (a) Pursuant to the Shareholder Agreements, May may be deemed beneficial owner of 7,314,686 shares of David's Bridal common stock (the "Shares") (constituting 37.6% of the outstanding shares of common stock of David's Bridal, based on the number of shares outstanding on July 3, 2000, as set forth in the Merger Agreement).

     (b) May may be deemed to have sole voting power with respect to none of the Shares; has shared voting power with respect to 7,314,686 of the Shares; has sole dispositive power with respect to none of the Shares; and has shared dispositive power with respect to 7,314,686 of the Shares.

     (c) Except as described herein neither May nor, to the best of its knowledge, any of its executive officers and directors has effected any transactions in the David's Bridal common stock during the past 60 days.

     (d) Except as set forth in this Schedule 13D, May does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by May.

     (e)  Not applicable.






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Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except for the Merger Agreement and the Shareholder Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit
No.       Description

7.1       Form of Shareholder Agreement, dated July 3, 2000,
          between The May Department Stores Company and certain
          shareholders of David's Bridal, Inc.
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                            Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         The May Department Stores Company


                         By:  /s/ Richard A. Brickson
                         Name: Richard A. Brickson
                         Title: Secretary


Dated: July 14, 2000





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                          Exhibit Index

Exhibit
No.       Description

7.1 Form of Shareholder Agreement, dated July 3, 2000, between The May Department Stores Company and certain shareholders of David's Bridal, Inc.






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                            Schedule A


John L. Dunham
Vice Chairman and Chief Financial Officer
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Marsha J. Evans
National Executive Director
Girl Scouts of the U.S.A.
420 Fifth Avenue
New York, New York 10018

Eugene S. Kahn
President and Chief Executive Officer
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Helene L. Kaplan
Of Counsel
Skadden, Arps, Slate, Meagher & Flom, LLP
919 Third Avenue
New York, New York  10022

James M. Kilts
President and Chief Executive Officer
Nabisco Inc.
7 Campus Drive
Parsippany, New Jersey 07054

Jerome T. Loeb
Chairman of the Board
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Russell E. Palmer
Chairman and Chief Executive Officer
The Palmer Group
3600 Market Street, Suite 530
Philadelphia, Pennsylvania 19104

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William D. Perez
President and Chief Executive Officer
S.C. Johnson & Son, Inc.
1525 Howe Street, Mail Station #78
Racine, Wisconsin 53403

Michael R. Quinlan
Chairman of the Executive Committee
McDonald's Corporation
Kroc Drive
Oak Brook, Illinois 60523

William P. Stiritz
Chairman of the Board, Chief Executive Officer and President
Agribrands International, Inc.
9811 South Forty Drive
St. Louis, Missouri 63124

Robert D. Storey
Partner
Thompson Hine & Flory LLP
3900 Society Center
127 Public Square
Cleveland, Ohio 44114-1216

Anthony J. Torcasio
Vice Chairman
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Edward E. Whitacre, Jr.
Chairman and Chief Executive Officer
SBC Communications Inc.
175 East Houston, Suite 1300
San Antonio, Texas 78205

R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101